UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number:  001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
             People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles;  general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this cover page are the unaudited consolidated financial results for the three month period ended March 31, 2010 of AutoChina International Limited (the “Company”).

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	March 31,	December 31,
	2010	2009
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$95,170	$36,768
Restricted cash	15,114	12,450
Notes receivable	1,340	220
Accounts receivable, net of provision for doubtful debts of $504 and $298, respectively	2,290	2,127
Inventories	583	118
Deposits for inventories	8,112	17,388
Prepaid expenses and other current assets	8,087	7,555
Current maturities of net investment in sales-type leases	154,775	123,413
Deferred income taxes	248	838
Total current assets	285,719	200,877

Property, equipment and leasehold improvements, net	2,207	2,103
Deferred income taxes	226	—
Net investment in sales-type leases, net of current maturities	116,633	93,164

Total assets	$404,785	$296,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$50,982	$8,788
Trade notes payable	—	12,450
Accounts payable	2,649	3,610
Accounts payable, related parties	120,006	117,725
Other payables and accrued liabilities	3,509	2,968
Due to affiliates	28,767	38,246
Customer deposits	3,056	1,336
Income tax payable	1,844	2,023
Total current liabilities	210,813	187,146

Long term debt
Deferred income taxes	3,107	1,723
Total liabilities	213,920	188,869

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	March 31,	December 31,
	2010	2009
Shareholders’ equity	(unaudited)
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued – 19,679,866 shares and 13,017,283 shares at March 31, 2010 and December 31, 2009, respectively; outstanding – 19,249,553 shares and 11,857,658 shares at March 31, 2010 and December 31, 2009, respectively	20	13
Additional paid-in capital	169,004	91,660
Retained earnings	21,175	14,929
Accumulated other comprehensive income	666	673
Total shareholders’ equity	190,865	107,275

Total liabilities and shareholders’ equity	$404,785	$296,144

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended March 31,
	2010	2009

Revenues
Commercial vehicles	$111,125	$9,824
Finance and insurance	9,607	1,014
Total revenues	120,732	10,838

Cost of sales
Commercial vehicles	104,881	9,541

Gross profit	15,851	1,297

Operating expenses
Selling and marketing	1,215	392
General and administrative	3,224	991
Other income, net	(121)	(21)
Total operating expenses	4,318	1,362

Income (loss) from operations	11,533	(65)

Other income (expense)
Interest expense	(1,612)	(3)
Interest expense, related parties	(1,646)	—
Interest income	413	5
Acquisition-related costs	—	(8)
Other (expense) income, net	(2,845)	(6)

Income (loss) from continuing operations before income taxes	8,688	(71)

Income tax provision	(2,442)	(31)
Income (loss) from continuing operations	6,246	(102)

Income from discontinued operations, net of taxes of nil and $653, respectively	—	1,803

Net income	$6,246	$1,701

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) – Continued
(in thousands except share and per share data)

	Three months ended March 31,
	2010	2009
Earnings (loss) per share
Basic
Continuing operations	$0.43	$(0.01)
Discontinued operations	—	0.23
	$0.43	$0.22
Diluted
Continuing operations	$0.33	$(0.01)
Discontinued operations	—	0.23
	$0.33	$0.22

Weighted average shares outstanding
Basic	14,614,434	7,745,625
Diluted	18,702,904	7,745,625

Amounts attributable to shareholders
Income (loss) from continuing operations, net of taxes	$6,246	$(102)
Discontinued operations, net of taxes	—	1,803
Net income	$6,246	$1,701

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands except share data)
	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total	Comprehensive
	Shares	Amount	Capital	Reserves	Earnings	Income	Equity	Income

Balance, December 31, 2008	8,606,250	9	35,912	741	17,791	6,185	60,638
Shares issued in connection with reverse merger transaction	2,110,470	2	(2,144)	—	—	—	(2,142)	—
Repurchase of 2,432,892 public warrants for cash	—	—	(1,027)	—	—	—	(1,027)	—
Issuance of 279,000 shares for cashless exercise of 450,000 UPOs	279,000	—	—	—	—	—	—	—
Exercise of warrants	2,021,563	2	10,106	—	—	—	10,108	—
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	151	151	151
Income tax expense related to items of other comprehensive income	—	—	—	—	—	(3)	(3)	(3)
Settlement of share repurchase obligations	—	—	8,443	—	—	—	8,443	—
Stock-based compensation	—	—	517	—	—	—	517	—
Transfer	—	—	39,853	(741)	(39,169)	57	—	—
Realization of foreign currency translation gain relating to discontinued operation	—	—	—	—	—	(5,717)	(5,717)	(5,717)
Net income for the year ended December 31, 2009	—	—	—	—	36,307	—	36,307	36,307
Comprehensive income								$30,738
Balance, December 31, 2009	13,017,283	$13	$91,660	$—	$14,929	$673	$107,275

Shares issued for cash (unaudited)	2,000,000	2	66,318	—	—	—	66,320	—
Exercise of warrants (unaudited)	2,059,127	2	10,294	—	—	—	10,296	—
Shares issued to AutoChina Group Inc’s former shareholders for earn out shares (unaudited)	2,603,456	3	(3)	—	—	—	—	—
Other comprehensive income:
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	(7)	(7)	(7)
Income tax expense related to items of other comprehensive income (unaudited)	—	—	—	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	735	—	—	—	735	—
Net income for the period ended March 31, 2010 (unaudited)	—	—	—	—	6,246	—	6,246	6,246
Comprehensive income (unaudited)								$6,239
Balance, March 31, 2010 (unaudited)	19,679,866	$20	$169,004	$—	$21,175	$666	$190,865

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Three months ended March 31,
	2010	2009
Cash flow from continuing operating activities:

Net income	$6,246	$1,701

Adjustments to reconcile net income attributable to shareholders to net cash used in continuing operating activities:
Net income from discontinued operations	—	(1,803)
Depreciation and amortization	215	173
Provision for bad debts	206	—
Deferred income taxes	1,748	(81)
Stock-based compensation expenses	735	—

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(369)	(284)
Note receivable	(1,120)	(93)
Net investment in sales-type leases	(54,831)	(6,457)
Inventories	(465)	(4,192)
Deposits for inventories	9,276	(1,371)
Prepaid expense and other current assets	(532)	726
Trade notes payable	(12,450)	12,438
Accounts payable	(961)	216
Other payable and accrued liabilities	541	3,148
Customers deposits	1,720	(1,240)
Customers deposits, related party	—	(10,600)
Income tax payable	(179)	—

Net cash used in continuing operating activities	(50,220)	(7,719)

Cash flow from continuing investing activities:

Purchase of property, equipment and leasehold improvements	(319)	(141)
Increase in restricted cash	(2,664)	(12,438)
Increase in due to discontinued operations	—	19,068

Net cash (used in) provided by continuing investing activities	(2,983)	6,489

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) - Continued
(in thousands)
	Three months ended March 31,
	2010	2009
Cash flow from continuing financing activities:

Proceeds from borrowings	50,982	—
Repayments of borrowings	(8,788)	—
Proceeds from affiliates	—	2,979
Repayment to affiliates	(9,479)	—
Proceeds from accounts payable, related parties	2,281	—
Repayment to accounts payable, related parties	—	(1,371)
Issue of shares on exercise of warrants	10,296	—
Issue of shares for cash, net of offering costs of $3,680	66,320	—

Net cash provided by continuing financing activities	111,612	1,608

Net cash provided by continuing operating, financing and investing activities	58,409	378

Cash flow of discontinued operations:

Cash provided by operating activities	—	9,403
Cash used in investing activities	—	(22,991)
Cash provided by financing activities	—	15,936

Net cash flow provided by discontinued operations	—	2,348

Effect of foreign currency translation on cash	(7)	14

Net increase in cash and cash equivalents	58,402	2,740

Cash and cash equivalents, beginning of the period	36,768	17,406

Cash and cash equivalents, end of the period	95,170	20,146

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	95,170	4,252
Included in assets of discontinued operations	—	15,894
	$95,170	$20,146

Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$3,665	$3
Income taxes paid	$3,380	$111

Discontinued Operations
Interest paid	$—	$517
Income taxes paid	$—	$633

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Three Months Ended March 31, 2010 and 2009
(in thousands except share and per share data)

NOTE 1 - BACKGROUND

AutoChina International Limited, formerly Spring Creek Acquisition Corp. (the “Company” or “AutoChina”) was incorporated in the Cayman Islands on October 16, 2007 as a “blank check” company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, or control through contractual arrangements, one or more operating business located in the Greater China region, which includes Hong Kong, Macau and Taiwan.

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“ACG”) and the selling shareholders party thereto (“Sellers”), which owned 100% of the issued and outstanding equity securities of ACG. On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly-owned subsidiary of the Company (the “Business Combination”). In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited.

Until December 2009, AutoChina consisted of two primary reportable segments: the commercial vehicle sales, servicing, leasing and support segment and the automotive dealership segment. AutoChina was a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle sales, servicing, leasing and support and related services under the “Kaiyuan Auto” brand name. Through its strategically located network of automotive dealerships and commercial vehicle sales, servicing and leasing centers located in the People’s Republic of China (the “PRC” or “China”), AutoChina provided one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle financing and related administrative services. In December 2009, the Company sold its consumer automotive dealership business (see “Discontinued Operations – Consumer Automotive Dealership Business” below). As of March 31, 2010, the Company's operations comprise a single reporting segment – commercial vehicle sales, servicing, leasing and support.

The Company’s business was mainly operated by four companies, Hebei Hua An Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the PRC. On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd., the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered variable interest entities (“VIEs”) and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Hebei Chuanglian Trade Co., Ltd. and each of the Auto Kaiyuan Companies, which were the operating companies of the Company in the PRC.

Discontinued Operations – Consumer Automotive Dealership Business

On June 15, 2009, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), the registered shareholder of Hebei Hua An Investment Co., Ltd., and Hebei Huiyin Investment Co., Ltd. (together the “Dealership Subsidiaries”) entered into an acquisition agreement (the “Agreement”) with Shanghai Dexin Investment and Management Co., Ltd., a subsidiary of Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). The Company controlled the Dealership Subsidiaries through certain contractual arrangements between Hebei Kaiyuan and Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”), a wholly-owned subsidiary of the Company. Pursuant to the Agreement, Xinjiang agreed to acquire all of the outstanding securities of the Dealership Subsidiaries, which together comprise all of the Company’s consumer auto dealership business.

In consideration of the acquisition, Xinjiang agreed to pay Hebei Kaiyuan RMB470 million ($68.8 million). The final purchase price was the sum of (i) RMB435 million, and (ii) the increase in value of the net assets of the Dealership Subsidiaries from January 1, 2009 to June 30, 2009 (based on the New Accounting Standard for Business Enterprises in China). The net earnings of the Dealership Subsidiaries subsequent to June 30, 2009 were allocated to Xinjiang at closing. The Company completed the sale of its consumer automotive dealership business on December 14, 2009. The Company is utilizing the net proceeds from this transaction to expand its commercial vehicle sales, servicing, leasing and support business.

The Company has accounted for the consumer automotive dealership business in the accompanying consolidated financial statements as a discontinued operation.  Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the consumer automotive dealership business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for the three months ended March 31, 2009.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation:

The Business Combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the Business Combination had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

The consolidated financial statements issued following a reverse acquisition are those of the accounting acquirer for all periods presented, and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.  Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s filings with the SEC. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the full year ending December 31, 2010.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.  Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Company’s equity in undistributed net income or proportionate share of net losses since acquisition.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible long-lived assets and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Currency Reporting

The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of March 31, 2010 and December 31, 2009 and the consolidated statements of operations for the three months ended March 31, 2010 and 2009 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of shareholders’ equity and comprehensive income and as a separate component of shareholders’ equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of March 31, 2010 and December 31, 2009, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC subsidiaries. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Cash and cash equivalents as of March 31, 2010 and December 31, 2009 are mainly held by the Company’s VIEs. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Restricted Cash

As of March 31, 2010 and December 31, 2009, the Company was required to maintain a fixed deposit of $15,114 and $12,450, respectively as a condition of borrowing under bank loan agreements for its operations.

Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect from the net investment in sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of March 31, 2010 and December 31, 2009, management reviewed the aging analysis and historical trend of collectability of the account receivable balances and provided $504 and $298 allowance for the uncollectible and long outstanding receivables, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of commercial vehicles and investment in sales-type leases. Credit risk concentration with respect to accounts receivables and investments in leases is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value commercial vehicles.  A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated fair value.

Deposits for Inventories

Deposits for inventories are cash advances made to automobile manufacturers for the purchase of commercial vehicles.

Property, Equipment and Leasehold Improvements

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of operations. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life
Land use rights	50 years
Buildings and leasehold improvements	20 years
Machinery and equipment	10 years
Furniture and fixtures	5 - 10 years
Automobiles	3 - 5 years

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash, accounts receivable, investments in sales-type leases, accounts payable, short-term bank loan and trade notes payable. The carrying amounts of these items at March 31, 2010 and December 31, 2009 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

Effective on January 1, 2008, the Company adopted changes to fair value accounting and reporting in ASC 820-10 (“ASC
820-10”) (previously SFAS No. 157) which provide a framework for measuring fair value under U.S. GAAP and expanded disclosure requirements about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements.
When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

Comprehensive Income

GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments, net of the income tax effect.

Commitments and Contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be determined. In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation pending against the Company.

Revenue Recognition

Revenue from the sale of commercial vehicles where a lease financing arrangement is used is recognized as a sales-type lease.  Whether a sale is financed by the Company or sold for cash, the sales revenue is recognized when the sales contract is signed, the customer has taken possession of the vehicle and the collectability is reasonably assured.

Revenue from our membership fee that is charged and collected at the beginning of the sales-type lease is deferred and recognized ratably over the term of the sales-type lease. The interest collected from the sale-type lease is recognized based on the effective interest rate method over the term of the financing arrangement. Monthly management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the referral transactions are closed. Revenue from our tires, fuel and insurance financing services that is charged and collected at the beginning of the financing period is deferred and recognized ratably over the term of the financing period. The fee collected from the financing period is recognized based on the effective interest rate method over the term of the financing period. These revenues are recorded as “Finance and insurance”.

Origination costs on receivables are deferred and amortized, using the effective interest rate method, over the term of the related receivable as a reduction in financing revenue. The amortization of the deferred revenue is discontinued at the time a receivable is determined to be uncollectible.

Cost of Sales

Cost of sales consists of actual purchase price, less manufacturer’s incentives.

Advertising

The Company expenses advertising costs as incurred, net of certain advertising credits and other discounts. Advertising expenses totaled approximately $12 and $3 for the three months ended March 31, 2010 and 2009, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of income.

Income Taxes

Income taxes are accounted for using an asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s continuing operations consist of one reporting and operating segment, the commercial vehicle sales, servicing, leasing and support business.  The Company’s consumer automotive dealership business comprised a separate operating and operating segment prior to its sale on December 14, 2009 (see Note 1).  The consumer automotive dealership business was reclassified as a discontinued operation for all periods presented as a result of the sale (see Note 3).

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The calculation of earnings per share for the three months ended March 31, 2009 reflects the retroactive restatement of the Company’s shareholders’ equity to account for the effect of the reverse merger effective April 9, 2009.

At March 31, 2010, potentially dilutive securities consisted of outstanding employee stock options to acquire an aggregate of 1,202,784 ordinary shares, and these employee stock options are included for the computation of diluted EPS for the three months ended March 31, 2010.

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. As of March 31, 2010, a total of 1,202,784 stock options granted to employees are outstanding.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As the Company has not become aware of any product liability claim since operations commenced, the Company has not recognized a liability for any product liability claims.

Recently Adopted Accounting Pronouncements

In June 2009, generally accepted accounting principles for reporting and accounting for transfers of financial assets, was revised and is to be applied to financial asset transfers on or after the effective date, which was January 1, 2010 for the Company’s financial statements. This changes and limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this change. The Company adopted this revision on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In June 2009, generally accepted accounting principles amended the accounting for VIEs is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption, reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company adopted the revision on January 1, 2010 and did not have a material effect on its financial position or results of operations.

    In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The Company has adopted the new guidance in the first quarter of 2010 and the adoption did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In September 2009, the Financial Accounting Standard Board (the “FASB”) issued Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its financial statements.

In April 2010, the FASB issued ASU 2010-13, Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010 and the Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operation.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 - DISCONTINUED OPERATIONS

On June 15, 2009, Hebei Kaiyuan, the registered shareholder of the Dealership Subsidiaries entered into an acquisition agreement (the “Agreement”) with Xinjiang. The Company controlled the Dealership Subsidiaries through certain contractual arrangements between Hebei Kaiyuan and Chuanglian, a wholly-owned subsidiary of the Company. Pursuant to the Agreement, Xinjiang agreed to acquire all of the outstanding securities of the Dealership Subsidiaries, which together comprised all of the Company’s consumer auto dealership business.

Accordingly, the Company has accounted for the consumer automotive dealership business in the accompanying consolidated financial statements as a discontinued operation. Assets and liabilities, revenues and expenses, and cash flows related to the consumer automotive dealership business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

The following revenue and expense items have been reclassified and included in income from discontinued operations in the consolidated income statements for the three months ended March 31, 2010 and 2009:

	Three months ended March 31,
	2010	2009
	(unaudited)	(unaudited)

Revenues	$—	$115,366
Income from discontinued operations, before income taxes	—	2,845
Income tax provision	—	653
Net income attributable to noncontrolling interests	—	389
Income from discontinued operations	$—	$1,803

The assets and liabilities of these businesses have been classified as discontinued operations in the consolidated balance sheets prior to December 31, 2009.

NOTE 4 - ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	March 31,	December 31,
	2010	2009
	(unaudited)

Trade accounts receivable from sales of commercial vehicles	$2,794	$2,425
Less: Allowance for doubtful accounts	504	298
	$2,290	$2,127

The activity in the Company’s allowance for doubtful accounts is summarized as follows:

	March 31,	December 31,
	2010	2009
	(unaudited)

Balance at the beginning of the period	$298	$—
Provision during the period	206	298
Balance at the end of the period	$504	$298

NOTE 5 - INVENTORIES

Summaries of inventories are as follows:

	March 31,	December 31,
	2010	2009
	(unaudited)

Commercial vehicles	$583	$118

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	March 31,	December 31,
	2010	2009
	(unaudited)

Receivable from sale of business	$1,499	$2,964
Prepaid interest expenses	2,681	2,274
Receivable from value-added services	2,147	255
Temporary advances to employees	118	77
Prepaid rent	384	324
Prepaid other taxes	717	740
Short term advances and other	541	921
Total	$8,087	$7,555

Short-term advances are advances made to third parties. They are interests-free, unsecured and repayable on demand.

NOTE 7 - NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the net investment in sales-type leases:

	March 31,	December 31,
	2010	2009
	(unaudited)

Minimum lease payments receivable	$303,898	$244,015
Less: unearned interest income	(32,490)	(27,438)

Net investment in sales-type leases	271,408	216,577
Less: Current maturities of net investment in sales-type leases	(154,775)	(123,413)

Net investment in sales-type leases, net of current maturities	$116,633	$93,164

Net investment in sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for approximately 2 years. The legal titles of the commercial vehicles are not transferred to the customer until the outstanding lease payments are fully settled. The operations of this business commenced in March 2008. The aggregate effective interest rate on sales-type leases is approximately 14.30% per annum.

At March 31, 2010, future minimum lease payments are as follows:

Years Ending December 31,
2010 (nine months)	$130,221
2011	125,313
2012	15,874
Total	$271,408

NOTE 8 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	March 31,	December 31,
	2010	2009
	(unaudited)

Buildings and leasehold improvements	$543	$516
Furniture and fixtures	1,684	1,549
Machinery and equipment	3	3
Company automobiles	1,094	940
Total	3,324	3,008

Less: accumulated depreciation and amortization	1,117	905
Property, equipment and leasehold improvements, net	$2,207	$2,103

Depreciation and amortization expense for the continuing operations was approximately $215 and $173 for the three months ended March 31, 2010 and 2009, respectively.

NOTE 9 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	March 31,	December 31,
	2010	2009
	(unaudited)

Deposits received	$93	$77
Accrued expenses	1,409	1,421
Salary payable	406	414
Other current liabilities	1,601	1,056
Total	$3,509	$2,968

Deposits received represented security deposits received from staff, retention fee for constructors and customer deposits. Other current liabilities mainly include payables to office equipment suppliers.

NOTE 10 – SHORT-TERM BANK LOANS

Summaries of short-term bank loans are as follows:

	Weighted-average interest rate
	March 31,	December 31,		March 31,	December 31,
	2010	2009	Maturities	2010	2009
				(unaudited)

Short-term bank loans	5.16%	5.31%	2011	$50,982	$8,788

Short-term bank loan represents loan from local banks that was used for working capital and capital expenditures purposes. The loans bear interest at rate at the range of 4.78% to 5.31% as of March 31, 2010, denoted in RMB and have the terms within one year. On March 31, 2010, the Company has pledged a fixed deposit amounted of $15,114 as a condition to maintain a bank loan amounted of $14,357. The Company’s affiliates have also pledged its properties to provide guarantees of these loans for the Company.

NOTE 11 - TRADE NOTES PAYABLE

Trade notes payable are presented to certain commercial vehicle dealers as a payment against the outstanding trade payables. These notes payable are bank guarantee promissory notes which are non-interest bearing and generally mature within nine months. The outstanding bank guarantee promissory notes are secured by restricted cash deposited in banks.

NOTE 12 - INCOME TAXES

Cayman Islands :   Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong :   The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months ended March 31, 2010 and 2009. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China :   Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the consolidated statements of income are as follows:

	Three months ended March 31,
	2010	2009
	(unaudited)	(unaudited)

Current	$694	$112
Deferred	1,748	(81)
Total	$2,442	$31

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the followings:

	March 31,	December 31,
	2010	2009
	(unaudited)
Current
Deferred income tax assets:
Tax loss carry forward	$248	$838

Non-current
Deferred income tax assets:
Tax loss carry forward	$226	$—

Deferred income tax assets:
Tax loss carry forward	520	—

Deferred income tax liabilities:
Deferred income - non-current	3,627	1,723

Net deferred income tax liabilities – non-current	$(3,107)	$(1,723)

As of March 31, 2010, non-current deferred income tax assets derived from tax loss carry forward amounted of $520 was arisen from the same tax jurisdictions with the non-current deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At March 31, 2010, the Company had $3,980 of taxable loss carry forwards that expire through December 31, 2014.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended March 31,
	2010	2009
	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%
Non-deductible expenses	3.1	(68.7)
Effective tax rate	28.1%	(43.7)%

Income tax accounting requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.

Management has performed an analysis of its tax positions and has determined that the Company has no material uncertain tax positions that are more-likely than-not of being sustained for the full amount claimed, or to be claimed, on its applicable tax returns for the periods present.

NOTE 13 – PRIVATE PLACEMENT AND PUBLIC OFFERINGS

On October 16, 2007, the Company’s initial stockholders subscribed to 1,293,750 shares of ordinary share for a total of $25,000.

On February 27, 2008, the Company completed a private placement of 1,430,000 warrants (the “Private Placement Warrants”) to James Cheng-Jee Sha, AutoChina’s former Chief Executive Officer and Chairman and current director, Diana Chia-Huei Liu, AutoChina’s former President and current director, William Tsu-Cheng Yu, AutoChina’s former Chief Financial Officer and director, Jimmy (Jim) Yee-Ming Wu, AutoChina’s former Chief Operating Officer and Director and Gary Han Ming Chang, AutoChina’s former Special Advisor, collectively referred to as the founding shareholders, as a result of which AutoChina received net proceeds of $1,430.

On March 4, 2008, the Company consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of AutoChina’s initial public offering exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units. Each unit in the offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from AutoChina one ordinary share in AutoChina at an exercise price of $5.00. AutoChina’s ordinary shares and warrants started trading separately as of March 28, 2008.

On March 16, 2009, AutoChina began purchasing public warrants in the open market. Through December 31, 2009, the Company purchased 2,432,892 warrants from the open market for the aggregate of $1,027 (See Note 17).

On July 28, 2009, the Company and each founding shareholder entered into exchange agreements, pursuant to which each Private Placement Warrant was exchange for a warrant (each a “New Warrant” and together the “New Warrants”) with the same characteristics as the warrants sold in AutoChina’s initial public offering. The New Warrants and the underlying ordinary shares are restricted securities under Rule 144.  The warrant exchange agreements had no accounting impact.

On July 28, 2009, Jimmy (Jim) Yee-Ming Wu, Gary Han Ming Chang, and William Yu (each a founding shareholder) sold 100,000, 25,000, and 250,000 New Warrants, respectively, to certain officers, their affiliates and managers of ACG for $2.75 per warrant (the market price on that date). The Company did not receive any proceeds from these transactions.

On December 8, 2009, the Company set the redemption date of January 8, 2010 for the issued and outstanding warrants. During the year ended December 31, 2009, an aggregate of 2,021,563 warrants were exercised by the warrant holders and the Company received the net proceeds of $10,108. From January 1 through January 8, 2010, an additional 2,059,127 warrants were exercised for the Company’s ordinary shares, as a result of which AutoChina received net proceeds of $10,296. The remaining 91,418 warrants were redeemed and the holders of those warrants were paid the sum of $0.01 per warrant. Upon the completion of the redemption on January 8, 2010, AutoChina had 15,076,410 ordinary shares and 14,215,785 ordinary shares issued and outstanding, respectively.

On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance the provisions of the share exchange agreement (see Note 16). The Company did not receive any proceeds from these transactions. Upon issuance, such shares was recorded as an increase to ordinary shares with a corresponding reduction in additional paid-in capital, and was included in the calculations of earnings per share from that date.

On March 30, 2010, the Company completed a registered direct offering of 2,000,000 of its ordinary shares at $35 per share. This offering resulted in net proceeds to the Company of $66,320, after deducting underwriting fees and offering expenses of $3,680. Upon the completion of the registered direct offering and issue of earn-out shares on March 30, 2010, AutoChina had 19,679,866 ordinary shares and 19,249,553 ordinary shares issued and outstanding, respectively.

NOTE 14 - STOCK-BASED COMPENSATION

On September 3, 2009 and December 3, 2009, the Company granted 681,840 and 520,944 stock options, respectively, under the terms of the AutoChina International Limited 2009 Equity Incentive Plan. The exercise price of each option is $9.50 and $25.65, respectively, which represents the closing price of the Company’s ordinary shares on the date of grant. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years.

As of March 31, 2010, none of these options had been exercised. The Company recorded compensation expense of $735 based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009
Dividend yield(1)	None	None
Risk - free interest rate(2)	2.95%	2.87%
Volatility(3)	74%	57%
Expected Life (in years) (4)	6.08	6.08

(1)	The Company currently has no history or expectation of paying cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)
The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry, with a term of one year or greater.

(4)	The expected life of stock options granted under the 2009 Equity Incentive is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at March 31, 2010, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at March 31, 2010	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at March 31, 2010	Weighted Average Exercise Price
$9.50	681,840	$6.37	9.42	Nil	$9.50
25.65	520,944	14.23	9.67	Nil	25.65
	1,202,784	$9.77	9.53	Nil	$16.49

As of March 31, 2010, a total of $10,507 of unrecognized compensation expense pertaining to these options remains. This amount will be recognized as compensation expense ratably over the remaining vesting periods.

NOTE 15 - DIVIDEND PAYMENT RESTRICTIONS

Substantially all of the Company’s retained earnings as well as net assets are attributable to its VIEs. Pursuant to the relevant accounting principles and financial regulations applicable to companies established in the PRC, a certain percentage of the after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached 50% of the Company’s registered capital. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of companies, but it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense for continuing operations amounted to $185 and $138 for the three months ended March 31, 2010 and 2009, respectively.

Future minimum payments for continuing operations under long-term, non-cancelable leases as of March 31, 2010, are as follows:

Year Ending December 31,	Future Minimum Payments
2010 (nine months)	$492
2011	338
2012	128
2013	8
2014	4
Total	$970

Share Earn-Out Agreement

Pursuant to an earn-out provision of the share exchange agreement entered into in connection with the business combination between AutoChina Group Inc. and AutoChina International Limited (formerly Spring Creek Acquisition Corp.), the Company may be required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, through December 31, 2013. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance the provisions of this agreement.

NOTE 17 - SEGMENT REPORTING

The Company measures segment income (loss) as income (loss) from continuing operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s chief financial officer in determining the performance of the business.  Prior to January 1, 2008, the Company had operated in a single reporting and operating segment of the consumer automotive dealership business. This business segment was sold in December 2009, as a result of which it has been classified as a discontinued operation for all periods presented.  During 2008, the Company developed another business segment – commercial vehicle sales, servicing, leasing and support.  As of March 31, 2010, this is the Company’s only reporting and operating segment.

NOTE 18 - RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li (“Mr. Li”), and companies which are formerly controlled by ACG’s ultimate shareholder prior to the Company’s acquisition of ACG, Ms. Yan Wang (Mr. Yong Hui Li’s wife). Each of these loans was entered into to satisfy the Company’s short-term capital needs and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of March 31, 2010 and December 31, 2009 were as follows:

		March 31,	December 31,
	Notes	2010	2009
		(unaudited)

Hebei Kaiyuan	(1)	$28,514	$37,737
Mr. Li	(2)	253	509
Total		$28,767	$38,246

Notes:

(1)	Entity controlled by ACG’s ultimate shareholder prior to the Business Combination of ACG, Ms. Yan Wang, Mr. Li’s wife.

(2)	The Company’s Chairman and CEO, and the husband of the ultimate shareholder of Hebei Kaiyuan.

During the periods presented, the Company has obtained a short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li. and Mr. Thomas Luen-Hung Lau (“Mr. Lau”), a director of AutoChina, who is the indirect beneficial owner of Beiguo and Renbai. The Company pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo and Renbai for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. The outstanding amounts due to related parties as of March 31, 2010 and December 31, 2009 were as follows:

		March 31,	December 31,
	Note	2010	2009
		(unaudited)
Accounts payable, related party:

Beiguo	(3)	61,850	66,311
Renbai	(4)	58,156	51,414
Total		$120,006	$117,725

Note:

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

During the periods presented, the Company sold and purchased automobiles and spare parts to and from affiliates. The details of the related party transactions were as follows:

			Three months ended March 31,
Related Parties Transactions	Note		2010	2009
			(unaudited)	(unaudited)
Hebei Kaiyuan	(1)	(a)	$30,762	$—
Hebei Ruihua Real Estate Development Limited	(1)	(a)	11,719	—
Beiguo	(2)	(b)	81,869	—
Beiguo	(2)	(c)	80,302	2,413
Beiguo	(2)	(d)	79,323	306
Renbai	(3)	(b)	$5,859	$—

Notes:

(1)	Entity controlled by ACG’s ultimate shareholder prior to the Business Combination of ACG, Ms. Yan Wang, Mr. Li’s wife.

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

Nature of transaction:

(a)	Bank loan guarantee provided to the Company by the affiliates.

(b)	Customer deposits received by the Company from affiliates for the purchase of automobiles.

(c)	Sale of automobiles to the Company during the period.

(d)	Purchase of automobiles from the Company during the period.

During the three months ended March 31, 2010, the Company purchased commercial vehicles from an affiliate, Beiguo , for the amount of $80,302. During the three months ended March 31, 2009, the Company had purchased commercial vehicles from an affiliate, Beiguo, for the amount of $2,413. According to the financing arrangement with Beiguo and Renbai, the Company obtained short-term unsecured loans up to 180 days and pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo for the funds obtained due to this financing arrangement. In addition, during the three months ended March 31, 2010, the Company sold the commercial vehicles in the amount of $79,323 and nil to Beiguo and Renbai, respectively, for their resale. During the three months ended March 31, 2009, the Company sold the commercial vehicles in the amount of $306 to Beiguo, for its resale. The sales by the Company to Beiguo and Renbai were charged at insignificant mark up to cover the operating costs. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Beiguo is considered as agency sales and the revenue generated on such transactions are recorded at net basis.

The Company occupied office space in Beijing, China provided by an affiliate of the Company’s director prior to the reverse merger in April 2009. The affiliate had agreed that, until the Company consummated a business combination, it would make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company agreed to pay the affiliate $7 per month for such services commencing February 27, 2008, the effective date of the Offerings, and the agreement was terminated 18 months after the Offerings on August 26, 2009. During the three months ended March 31, 2009, the Company incurred $21 of costs under this agreement. The costs incurred prior to the Business Combination are not accounted for as the Company’s costs.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space at free of charge and no rental costs were incurred by the Company during the three months ended March 31, 2010 and 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“AutoChina” or the “Company”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

Prior to the business combination with ACG, we had no operating business.

At the time of the business combination, ACG operated in two primary business segments: (i) the commercial vehicle sales, servicing, leasing and support segment, which provides financing to customers to purchase commercial vehicles, and (ii) the automotive dealership segment, which sold branded automobiles through its nationally recognized dealer network.

On June 15, 2009, we agreed to sell our automotive dealership segment for a purchase price of RMB470 million ($68.8 million). The sale of the automotive dealership segment was consummated on December 14, 2009. As a result, our business now consists solely of the commercial vehicle sales, servicing, leasing and support segment.

Commercial Vehicle Financing Structure

Commencing in late September 2009, we began to implement a new commercial vehicle financing structure through our new wholly owned subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”).  Under the new commercial vehicle financing structure, Chuangjie Trading has engaged Citic Trust Co. Ltd. (“Trustee”), a division of the Citic Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Trading (the “Trust Fund”).  The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing subsidiary).  Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase of a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading.

Under the previous commercial vehicle financing model, after a customer lessee initiated an application for financing by selecting a vehicle they would like to purchase, our local commercial vehicle financing and service centers (each a “Local Center”) conducted the relevant credit checks and issued an internal purchase order directly to Kaiyuan Auto Trade (our existing subsidiary).  Under the current commercial vehicle financing structure, the commercial vehicle purchase order is issued (upon completion of credit checks) by a Local Center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade.  Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant Local Center enters into a Sale and Management Agreement, and the Trustee, relevant Local Center and customer lessee enters into a Lease and Management Agreement governing each commercial vehicle purchase.  Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the Local Center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the Local Center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the Local Center will transfer title to the vehicle to the lessee upon the lessee’s request. The change of commercial vehicle financing structure did not have a material effect on our financial position or results of operations.

New Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the new tire purchase program, approved customers may now pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives rebates on customer purchases from the associated vendors.

New Insurance Service

Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. AutoChina charges customers a fee for this service and also receives rebates on customer purchases from the associated insurance companies.

RESULTS OF OPERATIONS

The financial statements for three months ended March 31, 2009 presented have been reclassified to report the results of the automotive dealership segment as discontinued operations as a result of the sale by ACG of this segment on December 14, 2009. As a result, AutoChina has only one business segment comprising its continuing operations, commercial vehicle sales, servicing, leasing and support.

Three months ended March 31, 2010 as compared to three months ended March 31, 2009

Overview

AutoChina’s revenues and earnings increased significantly during the three months ended March 31, 2010, as a result of the strong demand for commercial vehicles and for commercial vehicle financing during the period. Strong commercial vehicle sales were in part driven by increasing logistics activities, growing highway freight volumes, and significant infrastructure construction such as high-speed railways, intercity highways, ports, hospitals, and airports. China’s continued economic development also helped to drive demand for commercial vehicles during the period. In comparison, during the first quarter of 2009, commercial vehicle sales in China were weak early in the quarter due to the global financial crisis, and then began to experience a rebound from February 2009 and on partly due to the effects of economic stimulus measures implemented by the Chinese government. As a result, strong monthly year over year growth rates for commercial vehicle sales were observed through the first quarter of 2010.

During the first quarter of 2010, the Company established an aggregate of 25 additional commercial vehicle sales, servicing, leasing and support centers in Shandong, Henan, Shaanxi Provinces and the Inner Mongolia Autonomous Region, and closed down 2 under-performing centers in Shanxi Province, bringing the total number of locations to 180 as of March 31, 2010.

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended March 31, 2010		Three months ended March 31, 2009
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$111,125	92.0%	$9,824	90.6%	1,031.2%
Finance and insurance	9,607	8.0%	1,014	9.4%	847.4%
Total revenues	$120,732	100.0%	$10,838	100.0%	1,014.0%

Revenues for first quarter of 2010 were $120.7 million, an increase of 1,014.0% from $10.8 million in the comparable prior year period.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 2,506 leases in the three months ended March 31, 2010, compared to 251 leases in the three months ended March 31, 2009. In addition, the Company realized no losses in lease-to-own loans in relation to loss or accidents during the three months ended March 31, 2010 or the prior year period.

We recognize the revenue from the membership during the term of our customer’s lease as lease revenue.  We also charge service and support fees on monthly basis when the services are rendered. Once the lease term ends (which will be in June of 2010 for our first customers), a customer will be able to elect to continue to participate in our service and support network, and we also charge service and support fees on monthly basis when the services are rendered..  Finance and insurance revenue increased 847.4%, as a result of the increase in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the three months ended March 31, 2010 compared to the same period of 2009.

Cost of Sales

Cost of sales in first quarter of 2010 totaled $104.9 million, as compared to $9.5 million in the prior period, an increase of 999.3% as compared to the same period of 2009, mainly due to increased sales volume in the commercial vehicle sales, servicing, leasing and support business.  The average cost per vehicle in the first quarter of 2010 was $41,900 but it was only $38,000 per vehicle in the same period of 2009. The increase in average cost per vehicle was due to a change in customer demand and our resulting sales mix towards higher priced vehicles.

Gross Profit

The Company’s gross profit was $15.9 million in first quarter of 2010, representing a gross margin of 13.1%, an increase from 12.0% for the prior period in 2009, which is primarily because of the increased contribution from the finance and insurance income as a result of the increased outstanding leasing contracts signed. The new tires and diesel services have also contributed to the increased margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the first quarter of 2010 were $4.4 million, which was $3.0 million, or 219.1%, higher than the same period of 2009. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, and the expenses incurred operating as a public company since April 2009. We had 180 leasing centers on March 31, 2010, and only 105 in operation at the end of March 2009.

Other income

Other income totaled $0.1 million for the first quarter of 2010, as compared to $0.0 million in the prior period, an increase of 271.6% as compared to the same period of 2009. It is mainly due to increased penalty income, which is the late charges imposed to customers for their late payment of monthly installment and we recognize this as our income.

Interest Expense

Interest expense totaled $3.2 million for the first quarter of 2010, of which $1.6 million of interest expense was paid to affiliates, Beiguo and Renbai, for the purchase of commercial vehicles for leasing.  Interest expense was negligible for the same period in 2009. The increment is resulted from the increased borrowing from banks and affiliates.

Interest Income

Interest income increased to $0.4 million due to the increased average cash balance. It was negligible for the first quarter of 2009.

Income Tax Expense

In first quarter of 2010, the Company recorded income tax expense of $2.4 million, as compared to an income tax expense of $0.1 million in first quarter of 2009. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Income (loss) from Continuing Operations

Net income from continuing operations in the first quarter of 2010 was $6.2 million, as compared to a loss of $0.1 million in the first quarter of 2009, representing an increase of 6,223.5% from the first quarter of 2009. The increase primarily resulted from the significant increase in revenues generated from the commercial vehicle sales, servicing, leasing and support businesses.

Net Income from Discontinued Operations

Net income from discontinued operations in the first quarter of 2010 was nil, as compared to $1.8 million in the first quarter of 2009, representing a decrease of 100.0% from the first quarter of 2009. The $1.8 million income arisen in the first quarter of 2009 relates to the income generated from operation of the discontinued dealership business, which was disposed in December 2009.

Net Income

Net income in the first quarter of 2010 was $6.2 million, as compared to $1.7 million in the first quarter of 2009, representing an increase of 267.0% from the same period in 2009. The increase primarily resulted from the significant increase in both of revenues and profits generated from the commercial vehicle sales, servicing, leasing and support business.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

Since late 2008, the Company’s capital expenditures were financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 4.00% to 5.31% per annum.

As of March 31, 2010, the Company had incurred accounts payable of $61.9 million and $58.1 million from two of its affiliates, Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Yong Hui Li (“Mr. Li”), our Chief Executive Officer and Chairman, and Mr. Thomas Luen-Hung Lau (“Mr. Lau”), a director of AutoChina. Each of Mr. Li and Mr. Lau hold 19.60% and 21.71%, respectively, of indirect beneficial ownership in Beiguo and Renbai. The financing arrangement was established for ACG’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. This represents an increase of $2.3 million during the first quarter of March 31, 2010. As of December 31, 2009, the amount due to Beiguo and Renbai was $66.3 million and $51.4 million, respectively.  According to the financing arrangement between the Company, Beiguo and Renbai, the accounts payable is at an interest rate of 4.00% per annum for the funds obtained.  Such financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.  The Company is able to roll over the debt past 180 days. Such costs are accounted for as interest expense between related parties.  The Company expects to continue to rely on this financing arrangement with Beiguo and Renbai for the foreseeable future.

As of March 31, 2010, the Company had short-term bank loans of $51.0 million with various banks in the PRC.

On December 8, 2009, the Company set the redemption date of January 8, 2010 for the issued and outstanding warrants. Upon completion of the warrant exercises and redemption on January 8, 2010, an aggregate of 4,080,690 warrants were exercised by the warrant holders and the Company received the net proceeds of $20.4 million. On March 30, 2010, the Company completed a registered direct offering of 2,000,000 of its ordinary shares at $35 per share. This offering resulted in net proceeds to the Company of $66.3 million.

After taking into consideration our present banking facilities, our financing arrangement with our affiliates, our existing cash resources, the cash flows expected to be generated from operations, the net proceeds received from the shares issued for exercise of warrants, registered direct offering completed in March 2010 and the sale of the automotive dealership business in December 2009, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements. Further, we believe, if necessary, the Company could raise additional capital through additional issuance of debt, equity securities or loans.

Registered Direct Offering

On March 30, 2010, the Company completed a registered direct offering of 2,000,000 of its ordinary shares at $35 per share. This offering resulted in net proceeds to the Company of $66.3 million, after deducting underwriting fees and offering expenses of $3.7 million. Upon the completion of the registered direct offering and issue of earn-out shares on March 30, 2010, AutoChina had 19,679,866 ordinary shares and 19,249,553 issued and outstanding, respectively.

Working Capital

As of March 31, 2010 and December 31, 2009, the Company had working capital of $74.9 million and $13.7 million, respectively.

As a result of the completion of the shares issuance for exercise of warrants in January 2010 and registered direct offering completed in March 2010, the Company received the total net proceeds of $86.7 million (including $10.1 million proceeds from the shares issued through the exercise of warrants received in December 2009). It provided additional funds to finance the Company’s operations. The sale of the Company’s automotive dealership business, which was completed in December 2009, and the draw down of fund from the banking facilities during the first quarter of 2010, have also provided additional capital to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect in the future to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at March 31, 2010 and December 31, 2009 (in thousands):

	As of
	March 31,	December 31,
	2010	2009
	(unaudited)
Assets:
Cash and cash equivalents	$95,170	$36,768
Restricted cash	15,114	12,450
Deposits for inventories	8,112	17,388
Net investment in sales-type leases	271,408	216,577
Property, equipment and improvements, net	$2,207	$2,103
Liabilities:
Accounts payable, related parties	$120,006	$117,725
Short-term bank loans	50,982	8,788
Due to affiliates	28,767	38,246
Trade notes payable	$-	$12,450

Restricted cash was pledged as a condition to secure a short-term bank loan and trade notes payable, under which the Company used financing to purchase commercial vehicles. At March 31, 2010, restricted cash was $15.1 million which increased $2.4 million compared with December 31, 2009. During the three months ended March 31, 2010, the Company obtained a new short-term bank loan of $14.4 million which required the pledge of $15.1 million of cash and thus the restricted cash balance was increased. On the other hand, we repaid the trade notes payable and released the respective restricted cash, it has partially set off the increment of restricted cash balance.

Deposits for inventory balances decreased throughout the period. As of March 31, 2010, deposits for inventories were $8.1 million as compared to $17.4 million on December 31, 2009, while revenues for commercial vehicles increased 1,031.2% for the first quarter of March 31, 2010 compared with same period in prior year. Although we experienced a significant growth of sales during the period, the increased number of commercial vehicles contracts entered in the first quarter of 2010 was slower compared with fourth quarter of 2009 as a result of the seasonal factor, and lead to temporary decreased needs of commercial vehicle inventories during the period.

Net investment in leases began in March 2008 as a result of the commercial vehicles sales, servicing and leasing business under which the Company entered into monthly installment arrangements with customers for a 2-year period. As the Company continued to experience significant growth in revenue throughout the period, the balance of net investment in leases increased accordingly.

Property, equipment and improvements for continuing operations increased to $2.2 million as of March 31, 2010, an increase of $0.1 million (4.9%) as compared with December 31, 2009. The increased expenditures primarily relates to costs associated with expanding a number of commercial vehicle sales, servicing, leasing and support centers.

Accounts payable, related parties were related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. It has slightly increased from $117.7 million to $120.0 million on March 31, 2010, an increase of $2.3 million (1.9%), as compared with December 31, 2009. As the Company continued to grow the revenue and increased the balance of net investment in leases, the need of additional financing from this financial arrangement increased accordingly.

Trade notes payable were promissory notes which were secured by cash deposits with banks (restricted cash). Trade notes payable was nil in March 31, 2010 while it was $12.4 million in December 31, 2009. The decrease was due to the settlement of such notes as of March 31, 2010.

Short-term bank loans represent loans from various banks in the PRC that was used for working capital and capital expenditures purposes. The loans increased to $51.0 million as of March 31, 2010 from the balance of $8.8 million in December 31, 2009, since the Company granted additional banking facilities from 2 PRC banks during the period. The outstanding bank loans were 1 year term and will be expired in 2011.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and notes receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and notes receivables growth, inventory growth and capital expenditures.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Three months ended March 31,
	2010	2009
Net cash used in continuing operating activities	$(50,220)	$(7,719)
Net cash (used in) provided by continuing investing activities	(2,983)	6,489
Net cash provided by continuing financing activities	111,612	1,608
Net cash flow provided by discontinued operations	—	2,348
Effect of exchange rate change	(7)	14

Net increase in cash and cash equivalents	$58,402	$2,740

Operating Activities. The Company used $50.2 million in continuing operating activities for the three months ended March 31, 2010, as compared to $7.7 million for the three months ended March 31, 2009, representing an increase of $42.5 million. This increase in cash flows used in continuing operating activities was attributable primarily to the increase of net investment in sales-type leases, which was related to the growing commercial vehicle sales, servicing, leasing and support business.

In the three months ended March 31, 2010, the Company used $50.2 million in continuing operating activities. During this period, the Company had net income of $6.2 million. In addition, the Company increased the net investment in sales-type leases by $54.8 million and decreased trade notes payables by $12.4 million. However, there were increases in customer deposits of $1.7 million, and decrease in deposits for inventories by $9.3 million. The remaining balance of $0.2 million arose from changes in prepaid expenses and other current assets, inventories, accounts payable, note receivable, income tax payable, depreciation and amortization and other items.

In the three months ended March 31, 2009, the Company used $7.7 million in continuing operating activities. During this period, the Company had net income of $1.7 million, however $1.8 million of this was from discontinued operations. In addition, the Company increased the net investment in sales-type leases by $6.4 million, increased inventories by $4.2 million, decreased the customer deposits, related parties by $10.6 million and increase of deposits for inventories by $1.4 million. However, there were increases in trade notes payable of $12.4 million and an increase in other payable and accrued expenses by $3.1 million. The remaining balance of $0.5 million arose from changes in accounts payable, customer deposits, income tax payable, depreciation and amortization and other items.

Since the Company continued to expand its commercial vehicle sales, servicing, leasing and support business since inception in March 2008, cash flow used in continuing operating activities has increased over time.

Investing Activities. Net cash used in continuing investing activities was $3.0 million in the three months ended March 31, 2010 and the net cash provided by continuing investing activities was $6.5 million in the three months ended March 31, 2009.

In addition to the purchase of property, equipment and improvements, the change in restricted cash, which was pledged to banks for additional banking facilities have also affected the net cash used in investing activities in current period.

Financing Activities. Net cash provided by financing activities was $111.6 million in the three months ended March 31, 2010 and $1.6 million in the three months ended March 31, 2009. In the three months ended March 31, 2010, the Company increased the total net borrowings by $42.2 million, received the total net proceeds of $86.7 million from the issuance of shares through the exercise of warrants in January 2010 and a registered direct offering completed in March 2010 (including $10.1 million proceeds from the shares issued through the exercise of warrants received in December 2009). The Company has also obtained additional funds in the amount of $2.3 million from our affiliates, Beiguo and Renbai, through certain financing arrangement, and repaid its affiliates, Hebei Kaiyuan and Mr. Li, an aggregate of $9.5 million. In the three months ended March 31, 2009, the Company obtained net proceeds from affiliates of $1.6 million.

Net cash provided by discontinued operations. Net cash provided by discontinued operations was nil and $2.3 million in the three months ended March 31, 2010 and 2009, respectively, which were related to the dealership businesses that was disposed in December 2009. In the three months ended March 31, 2009, the net cash provided by discontinued operations primarily resulted from the increase in borrowings and increased cash in operating activities.

Historically, most or all of available cash is used to fund the investment in sales-type leases, inventory growth and for capital expenditures. To the extent the investment in sales-type leases and inventory growth and capital expenditures exceed income from operations, generally the Company increases the borrowings under facilities and from affiliates.

The Company leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

At March 31, 2010, the Company had $95.2 million of cash on hand, with $24.1 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term borrowings from financial institutions including accounts payable, related party and trade notes payable. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions and/or fixed interest term loans. Further, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities.

The Company expects to use cash to (i) increase its net investment in sales-type leases in line with its revenue growth, and (ii) purchase property and equipment and make improvements on existing property in the next 12 months in connection with adding a substantial number of commercial vehicle sales, servicing, leasing and support centers. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may eventually need to raise additional capital to maintain our high rate of growth.

ACG’s borrowings primarily consisted of (i) Short-term bank loans; (ii) Trade notes payable; and (iii) Accounts payable, related parties.

Short-term bank loans. Short-term bank loans represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans bear interest at rates at the range of 4.78% to 5.31% as of March 31, 2010 and have terms within one year.

Trade notes payable. Trade notes payable were bank guaranteed promissory notes which were secured by cash deposits with banks (restricted cash). It was nil as on March 31, 2010, which decreased by $12.4 million (100.0%) as compared with December 31, 2009. However, the Company continued to use this facility line granted from bank for the purchase of commercial vehicles in April 2010. The trade notes payable are non-interest bearing and generally mature within six months.  As the Company expects to continue to grow the business, the trade note payable will likely increase in future.

Accounts payable, related parties. Accounts payable from related parties were established from the financing arrangement for ACG’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business with two of its affiliates, Beiguo and Renbai, companies affiliated with Mr. Li. and Mr. Lau. According to the financing arrangement between the Company, Beiguo and Renbai, the accounts payable is at an interest rate of 4.00% per annum for the funds obtained.  Such financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loans are unsecured and due in 180 days.  The Company is able to roll over the debt past 180 days. Such costs are accounted for as interest expense between related parties.  The Company expects to continue to rely on this financing arrangement with Beiguo and Renbai for the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors including (i) revenues, (ii) change of net investment in sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, has driven account and notes receivables growth, inventory growth and capital expenditures.

Cash and cash equivalents as of March 31, 2010 are mainly held by the Company’s subsidiaries and variable interest entities. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

 Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

●	The Sino-foreign Equity Joint Venture Law (1979), as amended;

●	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

●	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

●	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

●	The Foreign Investment Enterprise Law (1986), as amended; and

●	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.  Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold, which contributions we record as contributions to equity.

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations as of March 31, 2010 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Operating leases	$970	$601	$361	$8	$—
Short-term bank loans	50,982	50,982	—	—	—
Accounts payable, related parties	120,006	120,006	—	—	—

Total	$171,958	$171,589	$361	$8	$—

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Off-Balance Sheet Arrangements

None.

Recently Adopted Accounting Pronouncements

In June 2009, generally accepted accounting principles for reporting and accounting for transfers of financial assets, was revised and is to be applied to financial asset transfers on or after the effective date, which was January 1, 2010 for the Company’s financial statements. This changes and limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this change. The Company adopted this revision on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In June 2009, generally accepted accounting principles amended the accounting for VIEs is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption, reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company adopted the revision on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The Company has adopted the new guidance in the first quarter of 2010 and the adoption did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In September 2009, the Financial Accounting Standard Board (the “FASB”) issued Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its financial statements.

In April 2010, the FASB issued ASU 2010-13, Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010 and the Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operation.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: long-lived assets, income taxes and accounts receivable.

Impairment of long-lived assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Income Taxes. The Company accounts for income taxes in accordance with GAAP, which require recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Accounts receivable. They are unsecured, are stated at the amount the Company expects to collect from the net investment in sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of March 31, 2010 and December 31, 2009, the management reviewed the aging analysis and historical trend of collectability of the account receivable balances and provided $504 and $298 allowance for the uncollectible and long outstanding receivables, respectively.

Revenue Recognition. Revenue from the sale of commercial vehicles where a lease financing arrangement is used is recognized as a sales-type lease. Whether a sale is financed by the Company or sold for cash, the sales revenue is recognized when the sales contract is signed, the customer has taken possession of the vehicle and the collectability is reasonably assured.

Revenue from our membership fee that is charged and collected at the beginning of the sales-type lease is deferred and recognized ratably over the term of the sales-type lease. The interest collected from the sale-type lease is recognized based on the effective interest rate method over the term of the financing arrangement. Monthly management servicing fees are recognized when services are rendered.  The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the referral transactions are closed. Revenue from our tires, fuel and insurance financing services that is charged and collected at the beginning of the financing period is deferred and recognized ratably over the term of the financing period. The fee collected from the financing period is recognized based on the effective interest rate method over the term of the financing period. These revenues are recorded as “Finance and insurance”.

Origination costs on receivables are deferred and amortized, using the effective interest rate method, over the term of the related receivable as a reduction in financing revenue. The amortization of the deferred revenue is discontinued at the time a receivable is determined to be uncollectible.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of March 31, 2010, AutoChina’s total outstanding loans for the continuing operations amounted to $171.0 million with interest rates in the range of 4.00% to 5.31% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended March 31, 2010 of RMB42.6 million is reported as $6,246 (in thousands) based on the 2010 first quarter -to-date average Renminbi to U.S. dollar exchange rate of 6.8267.  Net income would increase $1 to $6,247 based on the March 31, 2010 exchange rate of 6.8259 Renminbi per U.S. dollar.  In additional, net income would decrease $1,294 to $4,952 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the three months ended March 31, 2009 of RMB 11.6 million is reported as $1,701 (in thousands) based on the 2009 first quarter-to-date average Renminbi to U.S. dollar exchange rate of 6.8383.  Net income would increase $2 to $1,703 based on the March 31, 2009 exchange rate of 6.8338 Renminbi per U.S. dollar.  However, net income would decrease $316 to $1,385 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

The Company’s first fiscal quarter (January through March) has historically been slower for commercial vehicles sales. Conversely, ACG’s second to fourth fiscal quarters (April through December) have historically been more steady for sales. Therefore, the Company generally realizes a higher proportion of its revenue and operating profit during the second to fourth fiscal quarters. The Company expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 21, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: May 21, 2010